Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

March 1, 2011

Item 3.	News Release

A press release announcing the material change referred to in this report was disseminated by Marketwire on March 3, 2011 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On March 1, 2011, NovaGold was served with a Notice of Civil Claim filed by Copper Canyon Resources Ltd. (“Copper Canyon”) in the British Columbia Supreme Court against NovaGold and NovaGold Canada Inc. (“NovaGold Canada”).

Item 5.	5.1 - Full Description of Material Change

On March 1, 2011, NovaGold was served with a Notice of Civil Claim filed by Copper Canyon in the British Columbia Supreme Court against NovaGold and NovaGold Canada Inc. (“NovaGold Canada”). The lawsuit filed by Copper Canyon alleges that Copper Canyon’s right of first refusal with respect to the Copper Canyon property has been triggered as a result of arrangements between NovaGold and the Galore Creek Partnership, and seeks specific performance of the right of first refusal. NovaGold stated it intends to vigorously defend the action commenced by Copper Canyon and denies the first right of refusal has been triggered.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

March 9, 2011